UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period January 2002 File No. 0-31166

CORNER BAY SILVER INC.
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)

1. Press Release dated: January 23, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

January 23, 2002
Date

By: ______________________
Steven Brunelle, Vice President

CORNER BAY SILVER

INC.

News Release No. 2002-01

CORNER BAY SILVER ADDS NEW DIRECTOR TO BOARD

January 23, 2002-Toronto, Ontario, Canada: It is with pleasure that Peter Mordaunt, President and Chairman of Corner Bay Silver Inc. introduces Michel Blouin as the newest member of the Company's Board of Directors. Mr. Blouin was elected to the Board at the recent meeting of shareholders.

Mr. Blouin is a partner with the law firm Lavery, de Billy of Montreal. He has been practicing law since 1965, focusing on the mining sector of the securities industry. He has acted as the Company's general counsel and legal advisor for the past several years. Mr. Blouin brings with him a broad background of relevant experience from the raising of capital and issuance of securities to concluding financings, mergers, sales, acquisitions and amalgamations. He is well acquainted with the Canadian regulatory environment and has been involved in many international financings, both public and private.

Mr. Blouin has been providing his professional services to the Company and has earned the Company's trust and respect over the period of this association. He will continue to act on behalf of the Company. Mr. Blouin also serves as a director of several other public listed mineral exploration companies.

Mr. Blouin joins Mr. Donald Worth as recent additions to the Corner Bay Board of Directors. Over this past year, the Company has also added to management, Mr. William Faust as Vice President of Operations and Mr. Edward Badida as Vice President of Finance.

The Company's consultant AMEC Simons Mining and Metals is completing a Feasibility Study at the Company's Alamo Dorado Silver/Gold Property, located in Sonora, Mexico. This study is expected to be complete in early April of 2002. Subject to a positive Feasibility Study conclusion, Corner Bay will be looking to arrange financing of the project's construction. Management is assembling a team of experienced mining industry professionals to successfully complete the challenges of the upcoming year.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511